Filed pursuant to Rule 424(b)(3)

Registration No. 333-193996

PROSPECTUS

475,000 Shares of Common Stock

This prospectus relates to the potential resale from time to time by the selling shareholders identified on page 7 of this prospectus of some or all of the 475,000 shares of common stock of Southern First Bancshares, Inc.  These shares were issued to the selling shareholders on January 27, 2014 in a transaction exempt from the registration requirements of the Securities Act of 1933.

The selling shareholders may offer the shares directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at various prices determined at the time of sale or otherwise at negotiated prices. If the shares are sold through underwriters, broker-dealers, or agents, the selling shareholders (or the purchasers of the shares as negotiated with the selling shareholders) will be responsible for underwriting discounts or commissions or agent commissions, if any. The registration of the shares does not necessarily mean that any of the shares will be sold by the selling shareholders. The timing and amount of any sale is within the respective selling shareholders’ sole discretion, subject to certain restrictions. We will not receive any of the proceeds from the sales of shares by the selling shareholders.

Shares of our common stock are traded on the NASDAQ Global Market under the symbol “SFST”. The closing sale price of our common stock as reported on the NASDAQ Global Market on February 14, 2014 was $13.55 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

These securities are unsecured and are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our securities involves a high degree of risk. See the section “Risk Factors” on page 6 of this prospectus, as well as in any supplements to this prospectus.

The date of this prospectus is March 3, 2014

ABOUT THIS PROSPECTUS

Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus or any applicable prospectus supplement. Southern First Bancshares, Inc., the selling security holders, and any underwriters or agents that may be involved in the sale of the offered securities have not authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus or any applicable prospectus supplement. This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement is complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or any sale of these securities. In this prospectus, the “Company,” “we,” “us,” and “our” refer to the consolidated operations of Southern First Bancshares, Inc., and references to a company name refer solely to such company.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, including information incorporated herein by reference, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 21E of the Exchange Act.  The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “may,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements.  We caution readers that forward-looking statements are estimates reflecting our judgment based on current information, and are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results.  Such risks and uncertainties include, among others, the following:

•         Credit losses as a result of declining real estate values, increasing interest rates, increasing unemployment, changes in payment behavior or other factors;

•         Credit losses due to loan concentration;

•         Changes in the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;

•         Restrictions or conditions imposed by our regulators on our operations;

•         Increases in competitive pressure in the banking and financial services industries;

•         Changes in the interest rate environment which could reduce anticipated or actual margins;

•         Changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry;

•         Changes in economic conditions resulting in, among other things, a deterioration in credit quality;

•         Changes occurring in business conditions and inflation;

•         Changes in access to funding or increased regulatory requirements with regard to funding;

•         Increased cybersecurity risk, including potential business disruptions or financial losses;

•         Changes in deposit flows;

•         Changes in technology;

•         The adequacy of the level of our allowance for loan losses and the amount of loan loss provisions required in future periods;

•         Examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for loan losses or write-down assets;

•         Changes in monetary and tax policies;

•         Changes in accounting policies and practices;

•         The rate of delinquencies and amounts of loans charged-off;

•         The rate of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio;

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•         Our ability to maintain appropriate levels of capital and to comply with our capital ratio requirements;

•         Our ability to attract and retain key personnel;

•         Our ability to retain our existing clients, including our deposit relationships; and

•         Adverse changes in asset quality and resulting credit risk-related losses and expenses.

Some of the factors that could cause actual results to differ from those expressed or implied in forward-looking statements may be described in any prospectus supplement and in the “Risk Factors” and other sections of the documents that we incorporate by reference into this prospectus, including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q and in our other reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those anticipated.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on our forward-looking statements.  Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no duty to update any forward-looking statement.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

                The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the securities covered by this prospectus, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules (unless otherwise indicated therein):

•    Our Annual Reports on Form 10-K and Form 10-K/A for the year ended December 31, 2012, filed with the SEC on March 5, 2013 and March 6, 2013, respectively;

•    Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013, filed with the SEC on May 6, 2013, August 6, 2013, and November 5, 2013, respectively; and

•    Our Current Reports on Form 8-K filed with the SEC on January 10, 2013, April 2, 2013, May 22, 2013, October 3, 2013, and January 28, 2014, and Current Report on Form 8-K/A filed with the SEC on October 16, 2013.

                We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, including a beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request.  Written requests for copies should be directed to Attn:  Michael D. Dowling, Southern First Bancshares, Inc., 100 Verdae Boulevard, Suite 100, Greenville, South Carolina, 29606.  Telephone requests for copies should be directed to Mr. Dowling at (864) 679-9070.

                We maintain an Internet website at www.southernfirst.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision to purchase shares of our common stock. You should carefully read this entire prospectus, as well as the information incorporated by reference herein and therein, before deciding whether to invest in our common stock. You should carefully consider the sections entitled “Risk Factors” in this prospectus and the documents incorporated by reference herein and therein to determine whether an investment in our common stock is appropriate for you.

Southern First Bancshares, Inc.

We are a bank holding company organized in 1999 and headquartered in Greenville, South Carolina. We serve as the bank holding company for Southern First Bank, which began operations in 2000. Through our bank, we offer a wide range of traditional banking products and services to individuals and small to mid-size businesses throughout our primary market areas of Greenville, Columbia, and Charleston, South Carolina, including commercial and consumer loan and deposit services, as well as mortgage services. We serve this market with a client-focused structure called relationship teams, which provides each client with a specific banker contact and support team responsible for all of the client’s banking needs. The purpose of this structure is to provide a consistent and superior level of professional service, and we believe it provides us with a distinct competitive advantage.

Our principal executive offices are located at 100 Verdae Boulevard, Suite 100, Greenville, South Carolina 29606, and our telephone number is (800) 679-9000. We maintain an Internet website at www.southernfirst.com. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

Private Offering of Our Common Stock

On January 27, 2014, we consummated a private offering pursuant to which we issued 475,000 shares of our common stock at $13.00 per share. The selling shareholders who purchased shares of our common stock in the private offering are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933 (the “Securities Act”).

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RISK FACTORS

Investing in the securities involves risk. Please see the “Risk Factors” section in our most recent Annual Report on Form 10-K, along with the disclosure related to the risk factors contained in any of our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus, as updated by our future filings with the SEC. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus and any prospectus supplement. The risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair its business operations, its financial results and the value of the securities.

USE OF PROCEEDS

                We will not receive any proceeds from the sale by the Selling Shareholders of the Shares.

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SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to an aggregate of 475,000 shares of common stock. The following table sets forth to our knowledge, certain information about the selling shareholders as of January 31, 2014, based on information furnished to us by the selling shareholders. Each selling shareholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years.

All of the shares of common stock being offered under this prospectus were acquired by the selling shareholders in a private offering transaction that was completed on January 27, 2014, as described above under the heading, “Prospectus Summary – Private Offering of Our Common Stock” beginning on page 5.

For purposes of this prospectus, we have assumed that, after completion of the offering covered by this prospectus, none of the shares covered by this prospectus will be held by the selling shareholders.  We do not know when or in what amounts the selling shareholders may offer the shares for sale. The selling shareholders might not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because currently no sale of any of the shares is subject to any agreements, arrangements or understandings, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 4,810,123  shares of common stock outstanding as of January 31, 2014. Since the date each of the selling shareholders provided information regarding its ownership of the shares, it may have sold, transferred, or otherwise disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling shareholders may change from time to time and, when necessary, any changed information will be set forth in a prospectus supplement to this prospectus.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling shareholders named below.

            Each selling shareholder has informed us that it is not a registered broker-dealer or an affiliate thereof and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock being offered under this prospectus.

            The following table provides information regarding the beneficial ownership of our common stock held by the selling shareholders as of January 31, 2014 and the shares included in the offering.

		Number of	Amount of	%
		Shares	Beneficial Ownership	Beneficially
	Beneficial	being	Post	Owned Post
Name of Investor	Ownership(1)	Registered	Offering	Offering
EJF Financial Opportunities Master Fund, LP(2)	67,877	67,877	0	0%
EJF Financial Services Fund, LP(3)	407,123	407,123	0	0%
Total	475,000	475,000	0	0%

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(1)           The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares which the selling shareholder has the right to acquire within 60 days. The percentage of shares owned by each selling shareholder is based on a total outstanding number of 4,810,123 shares of common stock as of January 31, 2014.

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(2)           EJF Financial Opportunities GP, LLC is the general partner of EJF Financial Opportunities Master Fund, LP. EJF Capital LLC is the sole member of EJF Financial Opportunities GP, LLC. Emanuel J. Friedman, the Chief Executive Officer of EJF Capital LLC, is deemed to have voting and investment power over the securities beneficially owned by EJF Financial Opportunities Master Fund, LP.

(3)           EJF Financial Services GP, LLC is the general partner of EJF Financial Services Fund, LP. EJF Capital LLC is the sole member of EJF Financial Services GP, LLC. Emanuel J. Friedman, the Chief Executive Officer of EJF Capital LLC, is deemed to have voting and investment power over the securities beneficially owned by EJF Financial Services Fund, LP.

                The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the shares and their corresponding registration in accordance with the registration rights agreement to which the selling shareholder is party (each also a selling shareholder for purposes of this prospectus), may sell up to all of the shares of our common stock shown in the table above under the heading “Number of Shares Being Registered” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the shares of our common stock offered by this prospectus.

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PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling shareholders to permit the resale of these shares by the holders of the shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions.  The selling shareholders may use any one or more of the following methods when selling shares of common stock:

•         ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•         block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•         purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•         an exchange distribution in accordance with the rules of the applicable exchange;

•         privately negotiated transactions;

•         settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•         broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•         through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•         a combination of any such methods of sale; and

•         any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales.  If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers, or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders, or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.  Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440, and in the case of a principal transaction, a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling shareholders may also sell shares of common stock short and, if such short sale shall take place after the date that the registration statement, of which this prospectus forms a part, is declared effective by the SEC, the selling shareholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).  Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on the registration statement, of which this prospectus forms a part, to cover short sales of our shares of common stock made prior to the date the registration statement has been declared effective by the SEC.

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The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales.  In such event, any commissions paid, or any discounts or concessions allowed, to any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, or the Exchange Act.

Each selling shareholder has informed the company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock.  Upon the company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

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We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, that each selling shareholder will pay all underwriting discounts and selling commissions, if any, incurred by it. We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the Shares offered hereby have been passed upon for us by the law firm of Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

The consolidated financial statements incorporated in this prospectus, by reference from our Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Elliott Davis, LLC, an independent registered public accounting firm, as stated in their report. Such report is incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or on our website at www.southernfirst.com under the “Investor Relations” tab. Information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus.

This prospectus, which is a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

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